Oaktree Acquisition Corp. III Life Sciences

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

September 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman and Jeffrey Gabor

Re:	Oaktree Acquisition Corp. III Life Sciences

Draft Registration Statement on Form S-1

Submitted August 7, 2024

CIK No. 0002029769

Ladies and Gentlemen:

On behalf of our client, Oaktree Acquisition Corp. III Life Sciences (the “Registrant”), we set forth below the Registrant’s response to the letter, dated September 5, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced draft registration statement on Form S-1 that was confidentially submitted by the Registrant on August 7, 2024 (the “Draft Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, confidentially filing an amended version of the Draft Registration Statement (the “Amendment”), which reflects the revisions described in the Registrant’s responses below and clarifies certain other information. The page numbers in the text of the Registrant’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-1

Cover Page

1.

Staff’s Comment: We note your disclosure in the fifth paragraph of the cover page regarding some of the potential conflicts of interest that your sponsor, co-founders and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Please refer to Item 1602(a)(5) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page accordingly.

Summary, page 1

2.	Staff’s Comment: We note your disclosure on page 44 that you may seek additional financing. Please revise your summary to provide the information required by Item 1602(b)(5) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the summary disclosure on page 41 of the Amendment accordingly.

Our Acquisition Process, page 10

3.

Staff’s Comment: We note that you are not prohibited from pursuing an initial business combination with an affiliated entity and that you will obtain an opinion from an independent investment banking firm or an independent valuation or accounting firm as to the fairness of the transaction. In your summary here, and on page 121, expand to describe the conflicts of interest that may arise in the event you do pursue an initial business combination with an affiliated entity.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 132 of the Amendment accordingly.

Other Considerations and Conflicts of Interest, page 11

4.

Staff’s Comment: We note that you may seek to extend the time to complete a business combination beyond 24 months. Please disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Please also disclose the consequences to the sponsor of not completing an extension of this time period. Please also revise page 36. See Item 1602(b)(4) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 20, 34, 45, 58 and 142 of the Amendment accordingly.

5.

Staff’s Comment: Please revise the disclosures on pages 12 and 21, outside of the tables, to describe the extent to which the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 139 of the Amendment accordingly.

6.

Staff’s Comment: Please disclose the additional conflicts of interest relating to repayment of loans, reimbursement of the sponsor and others for any out-of-pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction within the allotted time. See Item 1602(b)(7) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 18, 140 and 176 of the Amendment accordingly.

7.

Staff’s Comment: Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate. In this regard, we note your disclosure on page 51 that you expect to encounter significant competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Amendment accordingly.

8.

Staff’s Comment: Please disclose the basis for your statement on page 13 that you do not believe that the fiduciary duties of your officers and directors will materially affect your ability to complete your initial business combination.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 11, 19, 132, 141 and 174 of the Amendment accordingly.

Risk Factors

We may not be able to complete a business combination with certain potential target companies..., page 66

9.	Staff’s Comment: Please expand your risk factor to clarify that your warrants would expire worthless.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Amendment accordingly.

The recent 1% U.S. federal excise tax on stock buybacks could be imposed on redemptions..., page 90

10.

Staff’s Comment: We note your disclosure on page 1 that you may withdraw interest for permitted withdrawals, including the payment of taxes. We also note disclosure regarding the risk that a U.S. federal excise tax could be imposed on you if your business combination involves a company organized in the United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure accordingly throughout the Amendment.

Dilution, page 104

11.	Staff’s Comment: It appears that the column headings “With Over-Allotment” and “Without Over-Allotment” are transposed in the table on page 105. Please advise and revise if necessary.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 115 of the Amendment accordingly.

Proposed Business, page 114

12.

Staff’s Comment: Here and under “Experience with Special Purpose Acquisition Companies” where you note your management’s experience completing initial business combinations by Oaktree Acquisition Corp. and Oaktree Acquisition Corp. II, disclose any extensions and redemption levels in connection with any extensions and/or the business combination. See Item 1603(a)(3) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 126 of the Amendment accordingly.

13.	Staff’s Comment: Please revise your disclosure to provide a detailed description of the terms of the letter agreement. Please refer to Item 1603(a)(5) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 134 of the Amendment accordingly.

Other Considerations and Conflicts of Interest, page 122

14.

Staff’s Comment: Disclose any circumstances or arrangements under which the SPAC sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, or that have resulted or could result in the surrender or cancellation of such securities, including in connection with a PIPE financing, earnout provision, or founder shares to be transferred to the independent directors. See Item 1603(a)(6) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 138 of the Amendment accordingly.

15.

Staff’s Comment: Please disclose the nature and amounts of any reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. See Item 1603(a)(6) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amendment accordingly.

16.

Staff’s Comment: Please revise to disclose all persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please see Item 1603(a)(7) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has included disclosure in the footnotes to the beneficial ownership table in the “Principal Shareholders” section of the Amendment accordingly.

17.

Staff’s Comment: Disclose the conflict of interest that may arise from terms of warrants held by your sponsor that enable the sponsor to profit at times when an unaffiliated security holder cannot profit, such as when you may call the warrants for redemption as described on page 20. See Item 1603(b) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 142 of the Amendment accordingly.

Management

Executive Officer and Director Compensation, page 152

18.	Staff’s Comment: Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation SK.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that the independent directors were given an opportunity to make an investment for a non-controlling minority position in the sponsor. The Registrant added disclosure related thereto on pages 169 and 179 of the Amendment.

Description of Securities

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 190

19.

Staff’s Comment: Please revise to provide all the information required by Item 1603(a)(9) of Regulation S-K. In this regard, please disclose the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 211 of the Amendment accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com), Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,
OAKTREE ACQUISITION CORP. III LIFE SCIENCES

/s/ Zaid Pardesi
Name:	Zaid Pardesi
Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Peter Seligson

Mathieu Kohmann

Kirkland & Ellis LLP